                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 333-72097

                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

          For Period Ended:  September 30, 2001

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended: __________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         N/A

                                     PART I
                             REGISTRANT INFORMATION

                    American Communications Enterprises, Inc.
                             Full Name of Registrant

                              355 Interstate Blvd.
            Address of Principal Executive Office (Street and Number)

                               Sarasota, FL 34240
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    /X/           (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c)   The accountant's statement or other exhibit required by Rule 12b-
                        25(c) has been attached if applicable.

                                        1

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

American Communications Enterprises, Inc. (the "Company") could not file its
Form 10-QSB for the quarter ended September 30, 2001 within the prescribed time period because the Company's auditors have not completed their review of the financial statements.

                                     PART IV
                                OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

                    Matthew A. Veal, Chief Executive Officer
                                 (941) 923-1949
                      (Name) (Area Code) (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
          Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          American Communications Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: November 14, 2001              American Communications Enterprises, Inc.
                                          By: /S/ Matthew A. Veal
                                              Matthew A. Veal, Chief Executive Officer